     ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2004

(unaudited)

(Expressed in Canadian Dollars)

(These statements have not been reviewed by the Company's auditors)

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	October 31,	October 31,
	2004	2003
	(unaudited)

Assets

Current assets
Cash and equivalents	$16,638,844	$5,414,398
Amounts receivable (notes 4 and 8)	1,087,903	164,499
Prepaid expenses	162,914	60,819
	17,889,661	5,639,716

Equipment (note 5)	172,427	16,990
Mineral property interests (note 6)	10,664,161	4,200,000

	$28,726,249	$9,856,706

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities (note 8)	$2,352,996	$528,277

Long term liabilities
Future income tax liability (note 9)	1,561,000	–

Shareholders' equity
Share capital (note 7)	49,195,125	25,086,863
Contributed surplus (note 7(c))	2,939,898	485,962
Deficit	(27,322,770)	(16,244,396)
	24,812,253	9,328,429

Continuing operations (note 1)
	$28,726,249	$9,856,706

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Scott D. Cousens

Ronald W. Thiessen	Scott D. Cousens
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Three months ended October 31		Twelve months ended October 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)

Expenses
Conference and travel	$207,990	$72,528	$376,292	$180,613
Consulting	169,035	72,147	477,244	100,974
Exploration (schedule)	2,063,303	788,646	6,590,609	1,963,784
Exploration - stock-based compensation (note 7(c))	18,899	1,917	1,030,843	8,875
Foreign exchange (gain)	111,026	14,636	89,721	(19)
Interest (income)	44,168	(16,890)	(389,888)	(46,060)
Legal, accounting and audit	(150,351)	14,785	345,762	32,657
Office and administration	115,487	80,151	328,825	125,128
Property investigations	–	6,088	–	6,088
Salaries and benefits	242,625	112,577	609,195	402,989
Stock-based compensation (note 7(c))	6,688	446,942	1,423,093	477,087
Shareholders communications	112,564	61,342	301,597	193,835
Trust and filing	(1,069)	(1,166)	151,081	17,539
Write off (recovery) of amounts receivable (note 8(e))	–	365,924	(256,000)	365,924
Loss for the period	$2,940,365	$2,019,627	$11,078,374	$3,829,414

Basic and diluted loss per share	$(0.03)	$(0.05)	$(0.18)	$(0.11)

Weighted average number of common
shares outstanding	86,349,070	38,580,601	60,578,168	34,126,372

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Twelve months ended October 31
	2004	2003
	(unaudited)

Deficit, beginning of period	$(16,244,396)	$(12,414,982)
Loss for the period	(11,078,374)	(3,829,414)
Deficit, end of period	$(27,322,770)	$(16,244,396)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended October 31		Twelve months ended October 31
Cash provided by (used for):	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)

Operating activities
Loss for the period	$(2,940,365)	$(2,019,627)	$(11,078,374)	$(3,829,414)
Items not involving cash
Depreciation included in exploration expenses	9,043	3,967	25,574	20,637
Stock-based compensation	25,587	448,859	2,453,936	485,962
Amounts receivable written off	–	365,924	–	365,924
Shares issued for property option and
assignment agreements	–	109,375	340,000	203,125
Changes in non-cash operating working capital
Amounts receivable	(488,339)	202,985	(923,404)	(100,715)
Prepaid expenses	(158,139)	(33,798)	(102,095)	(7,784)
Accounts payable and accrued liabilities	1,554,483	253,060	1,824,719	436,163
	(1,997,730)	(669,255)	(7,459,644)	(2,426,102)

Investing activities
Mineral property interests	(4,903,161)	–	(4,903,161)	–
Purchase of equipment	(148,536)	–	(181,011)	–
	(5,051,697)	–	(5,084,172)	–

Financing activities
Issuance of common shares for cash, net of costs	1,474,080	1,261,183	23,768,262	4,835,264

Increase (decrease) in cash and equivalents	(5,575,347)	591,928	11,224,446	2,409,162
Cash and equivalents, beginning of period	22,214,191	4,822,470	5,414,398	3,005,236
Cash and equivalents, end of period	$16,638,844	$5,414,398	$16,638,844	$5,414,398

Supplementary information:
Interest paid	$6,677	–	$6,677	$–
Taxes paid	$–	–	$–	$–

Non-cash financing and investing activities:
Shares issued for property option agreements	$–	109,375	$–	$203,125

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Three months ended October 31		Twelve months ended October 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)

Northern Limb of the Bushveld
Assays and analysis	$460,620	$88,323	$1,421,886	$207,939
Depreciation	9,043	3,967	25,574	20,637
Drilling	748,387	202,902	2,576,509	308,552
Engineering	217,785	67,885	426,097	111,177
Environmental and socioeconomic	(31,074)	29,513	5,583	63,142
Geological and consulting	320,117	155,180	842,057	603,000
Graphics	17,621	9,905	45,120	32,772
Property fees and assessments	65,775	24,714	65,775	72,948
Property option payments	6,484	109,375	366,408	213,125
Site activities	102,357	75,621	403,374	218,116
Transportation	7,585	21,261	170,672	112,376
	1,924,700	788,646	6,349,055	1,963,784

Eastern Limb of the Bushveld
Engineering	44,224	–	80,941	–
Geological and consulting	25,897	–	25,897	–
Graphics	8,060	–	8,060	–
Property fees and assessments	(1,550)	–	2,586	–
Site activities	14,452	–	16,312	–
Transportation	47,520	–	107,758	–
	138,603	–	241,554	–

Exploration expense, before the following:	2,063,303	788,646	6,590,609	1,963,784
Stock-based compensation	18,899	1,917	1,030,843	8,875
Exploration expense	2,082,202	790,563	7,621,452	1,972,659
Cumulative expenditures, beginning of period	13,529,197	7,199,384	7,989,947	6,017,288
Cumulative expenditures, end of period	$15,611,399	$7,989,947	$15,611,399	$7,989,947

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

1.	Continuing operations

Anooraq Resources Corporation (the "Company", or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. Since 1999 the Company has focused on mineral interests located in the Republic of South Africa with particular attention on the Bushveld Complex (note 6).

The Company is in the process of exploring its mineral property interests and has not identified a body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercially viable ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Basis of presentation and principles of consolidation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company's subsidiaries. The Company's investment in the Ga-Phasha joint venture (note 6(b)) is consolidated on a proportionate basis. All material intercompany balances and transactions have been eliminated.

During the twelve months ended October 31, 2004, the Company changed its fiscal year end from October 31 to December 31, in order to coincide its planning and reporting activities with its joint venture partner, Anglo American Platinum Corporation Limited (note 6(b)).

3.	Significant accounting policies

(a) Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

(b)	Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(d)	Share capital

The Company records proceeds from share issuances net of issue costs. Common shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

(e)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is not presented as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

(g)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. It is not practicable to determine the fair values of amounts receivable due from related parties (note 8) due to the related party nature of such amounts and the absence of a secondary market for such instruments.

(h)	Translation of foreign currencies

All of the Company's foreign operations are integrated. Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

(i)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of mineral property interests and the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

(j)	Stock-based compensation

The Company has a share option plan, which is described in note 7(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after November 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards; however the Company is permitted to, and effective November 1, 2003, has elected to, include these costs in operations on a prospective basis.

Upon the exercise of stock options, cash consideration paid, and the corresponding amount which was credited to contributed surplus, are credited to share capital.

Prior to November 1, 2003, the Company presented in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards.

(k)	Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

4.	Amounts receivable

Amounts receivable comprise the following:

	October 31,	October 31,
	2004	2003
Value-added taxes recoverable	$ 626,452	$ 162,910
Employee expense advances	116,596	1,589
Hunter Dickinson Inc., and subsidiaries (note 8)	344,855	–
	$ 1,087,903	$ 164,499

5.	Equipment

	October 31, 2004			October 31, 2003
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Office	$30,421	$30,421	$–	$30,421	$30,089	$332
Vehicles	249,780	77,353	172,427	68,769	52,111	16,658
	$280,201	$107,774	$172,427	$99,190	$82,200	$16,990

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars

6.	Mineral property interests

Mineral Property Acquisition Costs – South Africa	October 31, 2004	October 31, 2003
Platreef Properties	$4,200,000	$4,200,000
Ga-Phasha Project (note 6(b))	6,464,161	–
Balance, end of period	$10,664,161	$4,200,000

Refer also to the Consolidated Statements of Exploration Expenses.

(a)	Northern Limb of the Bushveld Complex, Republic of South Africa

Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc., subsequently renamed Hinterland Metals Inc. ("Hinterland"), pursuant to which Anooraq would pay cash of $25,000 (paid) and issue shares in stages to Hinterland, to a maximum of 875,000 shares based on project expenditures and a bonus of 625,000 shares for each 7 million PGM ounces defined on the project. Under this agreement, 378,500 shares were issued to Hinterland and on November 13, 2003, the Company issued an additional 400,000 common shares to Hinterland as full and final settlement under this agreement.

In South Africa, mineral claim areas are defined by farm boundaries and consequently, are commonly referred to as "farms".

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in portion 2 of the Elandsfontein 766LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of Agreement"). The option requires staged issuances of up to 500,000 common shares of the Company (of which 412,500 shares have been issued to July 31, 2004 and no further issuances are expected) and aggregate cash payments of US$350,000 (of which US$48,000 and Cdn$15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100 percent interest in the farm Hamburg 737LR (2,126 hectares) and Portion 1 of the farm Elandsfontein 766LR (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these properties, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the remaining outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants, which were exercised in their entirety in July 2003.

In April 2002, the Company entered into a prospecting contract and option agreement with the South African Department of Mines and Energy for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. ("AML"), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities. The Company and AML are currently in discussions over these matters, both outside of and within an ongoing arbitration process, pursuant to the terms of the earn-in agreement.

Rustenburg

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two (which has been completed), three, and four, and ZAR 7.5 million in year five.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

Drenthe-Overysel (“Boikgantsho”)

On November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrus Platinums Limited ("PPRust"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"). The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale open pit deposit with the potential to utilize nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company is contributing its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier 777LR farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, the Company and Anglo Platinum will form an initial 50/50 Joint Venture (the "Boikgantsho JV") to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR12.35 million (of which the entire amount had been spent by April 30, 2004) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS").

Once a BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq or Anglo Platinum, as the case may be, each has the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV will be seeking a Black Economic Empowerment ("BEE") partner to participate in the project, with the original Boikgantsho JV partners dividing the remaining interest.

Should the Company choose not to proceed, then Anglo Platinum shall have the option of acquiring the Company's interest at the aggregate of (i) the net present value of exploiting the Company's mineral rights as a stand alone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined) incurred by the Company up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time in terms of a formula taking into account expenditure on the project by the contributory parties. Anglo Platinum will remain entitled to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

(b)	Eastern Limb of the Bushveld Complex, Republic of South Africa

Ga-Phasha Project

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African company, would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation owned 50% by Anglo Platinum and 50% by a BEE partner, Pelawan (now the Company, through its wholly owned subsidiary, Plateau), pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. The Ga- Phasha Project will be a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited, governed by, among other things, a shareholders' agreement relating to Micawber entered into on September 22, 2004. Consequently, work on the Ga-Phasha Project will continue toward the preparation of a bankable feasibility study.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totalling approximately ZAR 15.7 million. Of the Consideration Shares, approximately 89 million will be held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project. Pelawan will at all future times be owned 100% by Historically Disadvantaged South Africans ("HDSA") and at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52%. Also pursuant to the agreement with Pelawan, the Company's Board of Directors is to be comprised of nine persons – three from each of the boards of Anooraq and Pelawan, and three independents. The independent board members are chosen in the following manner: one by Anooraq, one by Pelawan and one jointly.

In June 2004, Pelawan received approval from the Exchange Control department of the South African Reserve Bank (“SARB”) to complete the transaction. The approval from the SARB permitted Anooraq to become a BEE company. The transaction was completed on September 29, 2004.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

This transaction has been accounted for as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares issued, or the fair value of the mineral property interests acquired could be readily determined, the acquisition has been recorded at the net book value of Micawber's net assets received plus monetary consideration related transaction costs.

The acquisition costs were accounted for as follows:

Cash payments totaling ZAR 15,652,744	$3,055,416
Financial and legal, advisory, and other fees	1,447,745
Estimated South African stamp duties	400,000
Book value of Micawber's net assets received	–
Future income taxes	1,561,000
Acquisition cost, Ga-Phasha Project	$6,464,161

The Company accounts for its interest in Micawber, which holds the Ga-Phasha Project, using the proportionate consolidation method.

The following is a summary of the Company's proportionate share of Micawber included in the consolidated financial statements:

	October 31,	October 31,
	2004	2003
Current assets	$165,763	$–
Long term assets	–	–
Current liabilities	228,996	–
Long term liabilities	–	–
Expenses	63,242	–
Net income (loss)	(63,242)	–
Cash flows resulting from operating activities	(63,242)	–
Cash flows resulting from investing activities	–	–
Cash flows resulting from financing activities	–	–

c)	Western Limb of the Bushveld Complex, Republic of South Africa

Thusong Joint Venture

On May 3, 2004, the Company announced that it had entered into a joint venture agreement with Rustenburg, a wholly owned subsidiary of Anglo Platinum (together "Anglo Platinum"). The new joint venture was formed to explore and develop platinum group metals, gold and nickel mineralization on the Wachteenbietjieslaagte 4JQ, Vogelstruiskraal 400KQ and Cyferkuil 1JQ farms, which are located on the western limb of the Bushveld Complex, approximately 75 kilometres north of Rustenburg, South Africa, adjacent to Anglo Platinum’s Union operations.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

Pursuant to the terms of the joint venture agreement, the Company and Anglo Platinum will form an initial 50/50 joint venture (the "Thusong JV") to explore the three farms for a period of up to five years. During that period, the Company will operate exploration programs, and spend up to ZAR 12 million on behalf of the Thusong JV. The Company will have the option to proceed to take the project to a bankable feasibility study ("BFS"). Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. During development, the Thusong JV will be seeking a BEE partner to participate in the project. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time in terms of a formula taking into account expenditure on the project by the contributing parties. Anglo Platinum will remain entitled to a minimum 17.5% non-contributory interest, adjusted depending on the final PGM royalty established under the South African Mineral and Petroleum Royalty Bill to a maximum of 20%. Should the Company decide not to proceed, Anglo Platinum has the right to buy out the Company’s interest at the pro-rata net present value of exploiting the farms as determined in the Bankable Feasibility Study.

7. Share capital

(a)	Authorized share capital

On May 21, 2004, shareholders of the Company approved an increase in the authorized share capital from 200,000,000 to an unlimited number of common shares.

(b)	Issued share capital

		Number of	Dollar
Common shares issued and outstanding	Price	Shares	Amount
Balance, October 31, 2002		32,148,463	$20,048,474
Issued during fiscal 2003:
Shares issued for property option	$0.75	270,833	203,125
Share purchase options exercised	$0.60	1,206,000	720,090
Warrants exercised	$0.72	5,138,876	3,435,560
Private placement, May 2003, net of costs (note 7(g))	$0.52	1,400,000	679,614
Balance, October 31, 2003		40,164,172	25,086,863
Issued during fiscal 2004:
Shares issued for property option (note 6(a))	$0.85	400,000	340,000
Share purchase options exercised	$0.79	2,909,300	2,310,590
Warrants exercised	$0.85	3,313,125	2,822,529
Private placement, Dec 2003, net of costs (note 7(h))	$2.10	9,523,810	18,635,143
Shares issued to acquire Ga-Phasha Project (note 6(b))		91,200,000	–
Balance, October 31, 2004		147,510,407	$49,195,125

(c)	Share Option Plan

Under the terms of the shareholder-approved Share Option Plan, as at October 31, 2004, 3,120,000 share purchase options were outstanding of which 3,027,500 had vested with

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars

optionees, and 3,543,200 were available to grant. These options were exercisable at prices ranging from $0.48 to $2.00 per share, as follows:

	Option	Number of
Expiry date	price	options
December 20, 2004	$0.48	510,000
July 29, 2005	$0.60	50,000
September 8, 2005	$0.85	100,000
September 30, 2005	$0.85	50,000
October 21, 2005	$2.00	1,585,000
October 26, 2006	$1.95	590,000
October 26, 2006	$2.00	35,000
October 26, 2006	$1.64	200,000
		3,120,000

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period has been reflected in the statement of operations as follows:

	Twelve months ended	Year ended
	October 31	October 31
	2004	2003
Stock-based compensation – Exploration	$1,030,843	$8,875
Stock-based compensation – Operations	1,423,093	477,087

Credited to contributed surplus	2,453,936	485,962
Contributed surplus, beginning of the period	485,962	–
Contributed surplus, end of period	$2,939,898	$485,962

The assumptions used to estimate the fair value of options granted during the period were:

	2004	2003
Risk free interest rate	3%	3%
Expected life	2.4 years	2 years
Volatility	84%	40%
Expected dividends	nil	nil

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the twelve months ended October 31, 2004 (Unaudited – Expressed in Canadian Dollars)

			Contractual
	Weighted		weighted
	average		average
Option continuity schedule	exercise	Number of	remaining life
	price	options	(years)
Balance, October 31, 2002	$0.75	3,756,500	1.59
Granted	1.35	2,852,000
Exercised	0.60	(1,206,000)
Expired	0.56	(88,500)
Cancelled	0.68	(114,000)
Balance, October 31, 2003	1.12	5,200,000	1.36
Granted	1.89	897,500
Exercised	0.79	(2,909,300)
Cancelled	0.97	(68,200)
Balance, October 31, 2004	$1.64	3,120,000	1.35

(d)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Note Reference	6(a	)	7(e )	7(f )	7(h	)
Expiry date	August 28,		December 21,	December 27,	June 1,
	2003		2003	2003	2005
Exercise price	$0.70		$0.85	$0.88	$2.50		TOTAL
Balance, October 31, 2002	4,500,000		3,692,718	259,283	–		8,452,001
Exercised	(4,500,000)		(592,000)	(46,876)	–		(5,138,876)
Balance, October 31, 2003	–		3,100,718	212,407	–		3,313,125
Issued	–		–	–	5,333,334		5,333,334
Exercised	–		(3,100,718)	(212,407)	–		(3.313,125)
Balance, October 31, 2004	–		–	–	5,333,334		5,333,334

(e)	Share purchase warrants

On December 10, 2002, the Company extended the expiry date of 3,692,718 warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85.

(f)	Private Placement, August 2002

On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

(g)	Private Placement, May 2003

On May 27, 2003, the Company completed a private placement financing consisting of 1,400,000 common shares at a price of $0.52 per share.

(h)	Private Placement, December 2003

During December 2003, the Company completed a $20,000,000 private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and a one-half common share purchase warrant exercisable at $2.50 per common share until June 1, 2005. The agents received 571,429 share purchase warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The warrants are subject to a 30-day accelerated expiry at the Company's option if the closing price of the Company's shares as quoted on the TSX Venture Exchange for ten consecutive trading days is at least $5.00.

8.	Related party transactions

	Note	Twelve months ended October 31
Services rendered by	Reference	2004	2003
Hunter Dickinson Inc.	(a)	$1,223,632	$1,281,758
Hunter Dickinson Group Inc.	(b)	14,160	28,722
CEC Engineering Ltd.	(d)	100,492	166,969

		October 31,	October 31,
Related party balances receivable (payable)		2004	2003
Hunter Dickinson Inc.	(c)	$344,855	$(235,305)
Tecnicos HD de Mexico SA de CV	(a)	(58,933)	–
Servicios HD de Mexico SA de CV	(a)	97,649	–
Mainland Exploration Limited Partnership	(e)	–	–

(a)
Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiaries, including Tecnicos HD de Mexico SA de CV and Servicios HD de Mexico SA de CV, are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services to, and incurs costs on behalf of, the Company, at market rates.

(c)
The balances receivable from (payable to) HDI have resulted from advances against future work, services, or cost reimbursements, or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 4) or accounts payable and accrued liabilities on the consolidated balance sheets.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2004
(Unaudited – Expressed in Canadian Dollars)

(d)
During the twelve month period ended October 31, 2004 the Company paid or accrued $100,492 (year ended October 31, 2003 – $166,969) to CEC Engineering Ltd, a private company owned by a director, for engineering and project management services at market rates.

(e)
Mainland Exploration Limited Partnership (“Mainland”) is a limited partnership that invests in exploration properties and had provided certain services to the Company. Certain directors of the Company were also directors of Mainland’s general partner. To October 31, 2000, the Company had advanced $201,000 to Mainland. During the year ended October 31, 2003, the Company determined that this amount receivable (plus interest) from Mainland was likely uncollectible and accordingly, the amount receivable was expensed during the year ended October 31, 2003. Subsequently, during the twelve months ended October 31, 2004, the Company received $256,000 as full and final settlement of this amount receivable.

9. Income taxes

As at October 31, 2003, the Canadian parent company had the following estimated amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not that these amounts will be utilized.

October 31,
2003
Non capital losses	$4,949,000
Capital losses carried forward	931,000
Total losses available	$5,880,000

As a result of the transaction referred to in note 6(b), for Canadian income tax purposes a change in control has been deemed to occur, and consequently the capital losses have expired. Further, a future income tax liability of $1,561,000 arising from the transaction has been recorded.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the twelve months ended October 31, 2004 (Unaudited – Expressed in Canadian Dollars)

10.	Segmented information

	As at and for the three
	months ended
	October 31, 2004	Canada	Mexico	South Africa	Total
	Exploration expenditures	$–	$–	$2,063,303	$2,063,303
	Loss for the period	(52,692)	(1,102)	(2,886,571)	(2,940,365)
	Interest and other income	80,788	–	(124,956)	(44,168)
	Total assets	16,278,466	44,156	12,403,627	28,726,249
	Equipment	–	–	172,427	172,427

	For the twelve months
	ended October 31, 2004	Canada	Mexico	South Africa	Total
	Exploration expenditures	$–	$–	$6,590,609	$6,590,609
	Loss for the year	(3,467,263)	(4,318)	(7,606,793)	(11,078,374)
	Interest and other income	375,769	–	14,119	389,888

	For the twelve months
	ended October 31, 2003	Canada	Mexico	South Africa	Total
	Exploration expenditures	$–	$–	$1,963,784	$1,963,784
	Loss for the period	(1,672,726)	(128,681)	(2,028,007)	(3,829,414)
	Interest and other income	43,978	–	2,082	46,060
	Total assets	5,387,584	41,911	4,427,211	9,856,706
	Equipment	–	–	16,990	16,990